MS STRUCTURED ASSET CORP.

September 13, 2010

By Federal Express

Julie F. Rizzo
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	MS Structured Saturns Series 2005-1 Form 10-K for the fiscal year ended December 31, 2009 Filed April 5, 2010 File No. 001-32388

Dear Ms. Rizzo:

Set forth below is our the response of MS Structured Asset Corp. (“MSSAC”) to the comment of the Securities and Exchange Commission (the “Commission”) received by letter dated August 30, 2010 in respect of the From 10-K (the “Filing”) for the fiscal year ended December 31, 2009 filed by MSSAC as depositor of Saturns Trust No. 2005-1.

Form 10-K filings (including the Filing) for existing SATURNs Trusts for which MSSAC acts as Depositor were effected by MSSAC on March 29, 2010, through an EDGAR filing vendor (the “Vendor”).  The Vendor confirmed the filings to MSSAC on that day by forwarding copies of each of thirty separate Form 10-Ks, including the Filing, “as filed”.  On April 5, 2010, MSSAC received a telephone inquiry from the New York Stock Exchange (“NYSE”) notifying MSSAC that one of the Form 10-Ks (the Filing for SATURNs Trust 2005-1) was not appearing on the Commission’s website.  MSSAC immediately contacted the Vendor, who reported that although a test filing of the SATURNs Trust 2005-1 10-K had been successfully made, the final filing appeared not to have been completed.  MSSAC instructed the Vendor to immediately correct the error; it was corrected that same day and the status of the other 10-K filings was confirmed.  MSSAC confirmed this correction to the NYSE and was informed that no action on the matter would be taken by the NYSE.  By letter date April 8, 2010, MSSAC brought this circumstance to the attention of Ms. Letty G. Lynn at the Commission.  A copy of that letter is attached hereto.

MSSAC is no longer using the services of the Vendor and has instituted procedures to verify that all filings reported by its EDGAR vendor as having been filed are available on the Commission’s website.

Julie F. Rizzo
Securities and Exchange Commission
September 12, 2010

In connection with this response, MSSAC acknowledges that:

(i)           MSSAC is responsible for the adequacy and accuracy of the disclosure in the Filing;

(ii)           comments by the staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(iii)           MSSAC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Very truly yours,

          MS STRUCTURED ASSET CORP.

          By:  /Brian G. Neer/
          Name: Brian G. Neer
          Title:  Director, President, Chief Executive Officer

MS STRUCTURED ASSET CORP.

April 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

                               Attention:     Ms. Letty G. Lynn

Re:	MS Structured Asset Corp. Registration Statement on Form S-3 Filed March 26, 2010 File No. 333-165725

Dear Ms. Lynn:

Pursuant to Rule 461 under the Securities Act of 1933, MS Structured Asset Corp., a Delaware corporation, as registrant of the above-mentioned Registration Statement (“MSSAC”) and Morgan Stanley & Co. Incorporated, as principal underwriter (“Morgan Stanley & Co.”), hereby request acceleration of the effective date of the foregoing Registration Statement on Form S-3, as filed with the Commission on March 26, 2010 (the “Registration Statement”).

In connection with this request for the acceleration of the effective date of the Registration Statement, MSSAC and Morgan Stanley & Co. acknowledge that:

(i)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve MSSAC of its full responsibility for the adequacy and accuracy of the disclosure in the Amended Registration Statement; and

(iii)           MSSAC may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MSSAC notes in connection with this request a circumstance arising after filing of the Registration Statement with respect to periodic reporting for an existing SATURNS Trust.

Form 10-K filings for existing SATURNs Trusts for which MSSAC acts as Depositor were effected by MSSAC on March 29, 2010, through an EDGAR filing vendor.  The vendor confirmed the filings to MSSAC on that day by forwarding copies of each of thirty separate Form 10-Ks  “as filed”.  On April 5, 2010, MSSAC received a telephone inquiry from the New York Stock Exchange (“NYSE”) notifying MSSAC that one of the Form 10-Ks (for SATURNs Trust 2005-1) was not appearing on the SEC website.  MSSAC immediately contacted the vendor, who reported that although a test filing of the SATURNs Trust 2005-1 10-K had been successfully made, the final filing appeared not to have been completed.  MSSAC instructed the vendor to immediately correct the error; it was corrected that same day and the status of the other 10-K filings was confirmed.  MSSAC confirmed this correction to the NYSE and was informed that no action on the matter would be taken by the NYSE.  MSSAC believes that the apparent vendor error should not be considered a failure to timely file an Exchange Act report for purposes of the instructions to Form S-3.  Nevertheless, MSSAC notes that as the Commission has confirmed, “eligibility requirements for ABS issuers are determined at the time of filing of the registration statement. “ 70 Fed. Reg. 1506, 1526 (Jan. 7, 2005).  Thus MSSAC believes eligibility of the Registration Statement, which was filed prior to the required 10-K reporting date, would not be affected in any event.

MSSAC and Morgan Stanley & Co. hereby request that the foregoing Registration Statement on Form S-3, as filed with the Commission on March 26, 2010, be declared effective April 12, 2010, or as soon thereafter as practicable

Very truly yours,

MS STRUCTURED ASSET CORP.

By:  /Brian G Neer/
        Name: Brian G. Neer
        Title: Director, President, Chief Executive Officer

MORGAN STANLEY & CO. INCORPORATED

By: /In-Young Chase/
       Name: In-Young Chase
Title: Authorized Signatory